Exhibit 99.1

Perion Announces Filing of Annual Report on Form 20-F for
Fiscal Year 2025

New York & Tel Aviv – March 16, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (SEC).

The annual report, containing audited consolidated financial statements for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 16, 2026, is now accessible on our website at https://www.perion.com/.

In addition to online availability, Shareholders may receive a hard copy of the report at no additional cost. To request a hard copy of the annual report, shareholders are welcome to contact Perion Network Ltd. through the details provided on our website or send an email to investors@perion.com

This press release is issued in compliance with Nasdaq Listing Rule 5250(d)(1)(C).

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit Perion's website at www.perion.com.

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Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com.